SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                               Cecil Bancorp, Inc.
                               -------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    149841108
                                 --------------
                                 (CUSIP Number)

                             Noel M. Gruber, Esquire
                          James I. Lundy, III, Esquire
                           Kennedy, Baris & Lundy, LLP
               Suite P-15, 4701 Sangamore Road, Bethesda, MD 20816
                                  301.229.3400
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 12, 2003
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

Note. Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                               Page 1 of 4 Pages


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CUSIP No. 149841108                                            Page 2 of 4 Pages



1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Charles F. Sposato

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]

                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS PF, AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM [ ] 2(d) OR 2(e).

      Not applicable

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

     NUMBER OF          7.  SOLE VOTING POWER 258,112 (includes 20,697 shares
                            held in Mr. Sposato's IRA and presently exercisable
      SHARES                options to acquire 770 shares of common stock, and
                            excluding fractional shares)
   BENEFICIALLY
                        8.  SHARED VOTING POWER  0
     OWNED BY
                        9.  SOLE DISPOSITIVE POWER 258,112 (includes 20,697
       EACH                 shares held in Mr. Sposato's IRA and presently
                            exercisable options to acquire 770 shares of
     REPORTING              common stock, and excluding fractional shares)

    PERSON WITH        10.  SHARED DISPOSITIVE POWER  0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,112 (includes 20,697 shares held in Mr. Sposato's IRA and presently exercisable options to acquire 770 shares of common stock, and excluding fractional shares)

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]

Excludes 34,933 shares held by Cecil Bancorp, Inc. Employee Stock Ownership Plan, and as to which Mr. Sposato is a co-trustee.

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  32.14%

14.    TYPE OF REPORTING PERSON* IN


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                                                               Page 3 of 4 Pages

         This Amendment No. 4 amends and supplements the Schedule 13 D previously filed by the reporting persons. Information previously furnished remains unchanged except to the extent that information provided herein is inconsistent with previously filed information.

ITEM 1.  SECURITY AND ISSUER.

This report relates to the common stock $.01 par value, of Cecil Bancorp, Inc. (the "Company"), a Maryland corporation, the principal office of which is located at 127 North Street, Elkton, Maryland 21921-5547.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The amount of funds expended in the purchase by Mr. Charles Sposato of 28,400 shares of common stock is $720,840. The entire amount of such funds was provided from Mr. Sposato's personal funds and from funds borrowed by Mr. Sposato from a partnership in which he has a 50% ownership interest. The partnership provided the funds from its working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

All of the shares of common stock the acquisition of which is disclosed hereby were acquired for investment purposes. The reporting persons will continue to evaluate market conditions and the business of the issuer to determine possible future acquisitions or dispositions of common stock of the Company, in open market transactions, in transactions directly with the Company, pursuant to the Company's dividend reinvestment and stock purchase plan, in private transactions, or otherwise. Any such acquisition will be subject to compliance with applicable state and federal laws regarding changes in control of shares of depository institution holding companies, and applicable restrictions relating to Mr. Charles Sposato's status as a director of the Company. Mr. Sposato has applied to the Federal Reserve Bank of Richmond for approval to acquire up to an aggregate of 50% of the common stock . There are no current planned transactions in which Mr. Sposato would acquire additional shares.

Mr. Charles Sposato is Chairman and a member of the Board of Directors of the Company. Except as indicated above, and except for periodic participation by Mr. Sposato in discussions of opportunities for expansion of the Company's business by acquisition or otherwise, review of the capital needs of the Company, review of the Company's strategic alternatives and review of possible amendments to the Company's articles of incorporation and bylaws (some of which might have an anti-takeover effect), all in Mr. Sposato's capacity as Chairman and a member of the Board of Directors of the Company, no reporting person has any present plans or proposals which relate to, or which would result in, any of the factors set forth in paragraphs (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

All percentages given for ownership of the outstanding common stock are based upon 803,100 shares of common stock outstanding as of December 31, 2003, plus 770 options to purchase common stock held by Mr. Sposato which are currently exercisable or exercisable within 60 days of the date hereof.

As of the date of this filing, Mr. Sposato beneficially owns 258,112 shares of common stock, including 20,697 shares held in Mr. Sposato's IRA and presently exercisable options to acquire 770 shares of common stock, but excluding fractional shares, or 32.14% of the outstanding shares.

During the 60 days immediately preceding the filing of this amendment, Mr. Sposato acquired shares as follows:

                                  Number of Shares    Price per
     Date          Party              Acquired          share                 Description
   --------    ---------------    ----------------    ---------     ---------------------------------
   12/12/03    Charles Sposato         18,400           $28.85      Private purchase from third party
   12/12/03    Charles Sposato         10,000           $19.00      Private purchase from third party

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None


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                                                               Page 4 of 4 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.

January 29, 2004                              /s/ Charles F. Sposato
                                              ----------------------------------
                                              Charles F. Sposato